EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement of Lennar Corporation on Form S-4, relating to the $500,000,000 Series B 5.60% Senior Notes due 2015, of our reports dated February 11, 2005, relating to the consolidated financial statements and consolidated financial statement schedule of Lennar Corporation, and management’s report on the effectiveness of internal control over financial reporting, such reports appearing in the Annual Report on Form 10-K of Lennar Corporation for the year ended November 30, 2004, and to the reference to us under the heading “Independent Registered Public Accounting Firm” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP

Miami, Florida
August 23, 2005